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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              For the month of May

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company

By:  /s/ Leonard Fertig

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     Leonard Fertig
     Chief Executive Officer

Date:  May 25, 2005

                                        2

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  FUTUREMEDIA ANNOUNCES AGREEMENT WITH BRITISH AMERICAN TOBACCO TO PROVIDE HOME
               COMPUTING INITIATIVE TAX-EFFICIENT BENEFITS PACKAGE

    BRIGHTON, England, May 25 /PRNewswire-FirstCall/ - Futuremedia plc (Nasdaq
SC: FMDAY), a leading European e-learning content and benefits services provider, today announced an agreement with British American Tobacco (BAT) (LSE-BATS) to provide home computers to all eligible employees under the UK Government's Home Computing Initiative (HCI).

    Futuremedia won the business with BAT, an early adopter of the Home Computing Initiative, through a recent competitive tender. Based on preliminary analysis, it is estimated that approximately 1,800 of BAT's employees will be eligible for the HCI, the first phase of which will be launched in June.

    "We were delighted to win the tender process with BAT," said Leonard M. Fertig, CEO of Futuremedia. "As a market leader in the UK, we offer a comprehensive service to our clients. Our ability to fully serve the needs of the employer and employee continues to help us win more business and reinforce our position in the marketplace."

    Malcolm Douglas, BAT Remuneration & Benefits Manager, said, "We were impressed by the professionalism and total package from Futuremedia, which enables us to offer increased high value employee benefits, and can help drive up employee engagement in the benefit scheme, with a minimum burden on our own resources."

    About BAT:
    British American Tobacco is the world's second largest quoted tobacco group, and has 81 cigarette factories in 64 countries. Including its associated companies, BAT employs more than 90,000 people worldwide.

    About Futuremedia:
    Futuremedia plc is a leading provider of value-driven e-learning content and services to employers and employees. The Company has a proven track record of developing and providing tailored, fully managed outsourced benefit programs for large organizations and is a leader in the UK's Home Computing Initiative Program. Futuremedia's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles.

    Through its Learning For All(TM) (LFA) service offering, the Company is a pioneer and leader in the creation, development and delivery of employee benefits programs that fall under the government Home Computing Initiative
(HCI). A fully managed service, Futuremedia provides employees with access to an Internet-ready, fully installed home computer with on-line learning content at a discounted cost through government tax incentives. Futuremedia currently serves more than 20 corporations and institutions and over 27,000 enrolled employees through its HCI initiatives. Futuremedia has also expanded its employee tax benefits management program to include services offered under the childcare voucher system and tax-free bicycle initiatives in the UK. Futuremedia Plc appears on the official supplier listing of the HCI Alliance as a Founder HCI Alliance Provider Partner. Please see the HCI Alliance website for the listing criteria: http://www.ukhomecomputing.co.uk.

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    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding employee uptake under new contracts, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with new contracts such as the BAT contract (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             05/25/2005
    /CONTACT: Mike Smargiassi, or Corey Kinger, +1-212-986-6667, ir@futuremedia.co.uk, both of Brainerd Communicators, Inc., both for Futuremedia plc/
    /Web site:  http://www.futuremedia.co.uk
                http://www.ukhomecomputing.co.uk